

June 15, 2011

Via E-Mail
Ms. Claire M. Gulmi
Executive Vice President and
  Chief Financial Officer
AmSurg Corporation
20 Burton Hills Boulevard
Nashville, TN   37215

     Re: **AmSurg Corporation**
           Form 10-K for the Fiscal Year Ended December 31, 2010
           Filed February 25, 2011
           File No. 000-22217

Dear Ms. Gulmi:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Notes to the Consolidated Financial Statements
1. Summary of Significant Accounting Policies
a. Principles of Consolidation

1. Please tell us your accounting policy for surgery centers and centers under development where you have a 50% or less interest. Also tell us your accounting policy where you have more than a 50% financial interest but do not consolidate because you do not meet the following: "the general partner or majority member with all the duties, rights and responsibilities thereof, are responsible for the day-to-day management of the limited partnerships and LLCs and have control of the entities."

2. You appear to own at least a 51% interest in the majority of your surgery centers based on your disclosure that you own 204 surgery centers and the list of subsidiaries in Exhibit

21.1. However, you attributed $130.7 million or 72% of net earnings to noncontrolling interest in 2010, $129.2 million or 72% of net earnings to noncontrolling interest in 2009 and $118.9 million or 72% or net earnings to noncontrolling interest in 2008. Please tell us why you attribute 72% of your net earnings to your noncontrolling interest and 28% of your net earnings to your shareholders given that you appear to own majority interests in most of your surgery centers. Please also tell us why you appear to have also allocated disproportionate earnings and losses from discontinued operations to your noncontrolling interest and your shareholders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656, or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant